Exhibit 12.1

Western Digital Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year										Nine months ended March 30, 2018
	2013		2014		2015		2016		2017
	(in millions)
Computation of earnings:
Income before provision for income taxes	$1,222		$1,752		$1,577		$153		$769		$1,356
Fixed charges	75		75		69		285		871		575
Undistributed equity in income from 50%-or-less-owned affiliates	—		—		—		(1)		(6)		(2)
Adjusted earnings	$1,297		$1,827		$1,646		$437		$1,634		$1,929
Computation of fixed charges:
Interest expense	$54		$56		$49		$266		$847		$562
Interest relating to lease guarantee of 50%-or-less-owned affiliates	—		—		—		—		6		—
Estimated interest portion of operating lease expense (1)	21		19		20		19		18		13
Fixed charges	$75		$75		$69		$285		$871		$575
Ratio of earnings to fixed charges	17.3	x	24.4	x	23.9	x	1.5	x	1.9	x	3.4	x

(1)	Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.